UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 2010

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-25969	52-1166660
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code (301) 306-1111

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Support Agreement

In connection with an amendment to the terms of its pending exchange offer (the "Amended Exchange Offer") on November 5, 2010, Radio One, Inc. (the "Company") entered into a Support Agreement (the "Support Agreement") with certain holders of its outstanding 8 7/8% Senior Subordinated Notes due 2011 (the "2011 Notes") and 6 3/8% Senior Subordinated Notes due 2013 (the "2013 Notes," and together with the 2011 Notes, the "Existing Notes"), who collectively represent approximately 86.8% of the aggregate principal amount of the outstanding Existing Notes with approximately 84.7% of the aggregate principal amount of the outstanding 2011 Notes and approximately 87.9% of the aggregate principal amount of the outstanding 2013 Notes (the "Ad Hoc Group"), pursuant to which such holders agreed, subject to the terms and conditions set forth therein, to tender all of their Existing Notes into the Amended Exchange Offer (and thereby provide their consents to the related consent solicitation). The previously announced Support and Backstop Agreement (the "Original Support Agreement"), dated June 16, 2010, terminated in accordance with its terms on September 1, 2010.

The Support Agreement will terminate: (i) automatically upon completion of the Transactions (as defined below); (ii) upon mutual agreement of the Company and the holders of a majority of the outstanding principal amount of Existing Notes held by members of the Ad Hoc Group (the "Requisite Noteholders"); (iii) if the Transactions (as defined below) are not completed on or prior to November 30, 2010, as may be extended by the Company as permitted under the Support Agreement and; (iv) under certain other significant circumstances.

This summary of the Support Agreement is qualified in its entirety by reference to the text of the Support Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference.

Item 7.01 Regulation FD Disclosure.

The information furnished pursuant to this Item 7.01, including Exhibit 99.1, shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company or into the Amended Offering Memorandum (as defined below) under the Securities Act of 1933, as amended (the "Securities Act").

On November 8, 2010, the Company announced the amended terms of its pending exchange offer that is designed to refinance substantially all of its existing indebtedness under its Existing Notes. The Company also announced terms of a proposed comprehensive amendment to its existing senior secured credit facility (the "Credit Facility"). Key terms of these transactions include:

- An amended exchange offer pursuant to an Amended and Restated Exchange Offer and Consent Solicitation Statement and Offering Memorandum, dated as of November 5, 2010 (the "Amended Offering Memorandum"), to offer: (i) $1,000 principal amount of the Company's new 12.5%/15.0% Senior Subordinated Notes due 2016 (the "Exchange Notes") in exchange for each $1,000 in principal amount of the 2011 Notes; and (ii) $950 principal amount of Exchange Notes in exchange for each $1,000 principal amount of the 2013 Notes, along with a concurrent consent solicitation to amend the indentures governing the Existing Notes to delete substantially all of the covenants contained therein. The terms of the Exchange Notes have been amended to provide for, among other things, (i) a maturity of sixty-six months after initial issuance, (ii) interest to accrue at a rate of 12.5% per annum if paid in cash (or 15.0% per annum if paid partially in cash and partially through the issuance of additional Exchange Notes, if the Company so elects through May 15, 2012) and (iii) that such Exchange Notes will only be subordinated in right of payment to borrowings of up to a maximum of $415 million and any other obligations under the Company's Credit Facility.

- An amendment (the "Credit Facility Amendment") to the Credit Facility that will, among other things: (i) establish new financial covenant levels; (ii) permit the Amended Exchange Offer and the payment of interest on the 2013 Notes that was otherwise due and payable on August 16, 2010; (iii) waive any existing default or event of default that may have arisen under the Credit Facility prior to the effectiveness of the Credit Facility Amendment; (iv) replace $323.0 million of outstanding revolving loans with a new term loan; (v) provide revolving credit borrowings of up to $20.0 million that the Company can utilize for working capital and general corporate purposes and an additional $18.8 million that can only be used for certain specified purposes, in each case subject to certain conditions and limitations; and (vi) effect other amendments to permit the Amended Exchange Offer to occur in accordance with the terms set forth in the Amended Offering Memorandum.

The press release containing such announcements is attached as Exhibit 99.1 hereto and is incorporated by reference.

In connection with the Amended Exchange Offer, the Company has distributed to certain eligible holders of its Existing Notes the Amended Offering Memorandum, which contains, among other things, information regarding the terms and effects of the Amended Exchange Offer and the Credit Facility Amendment. Certain information included in the Amended Offering Memorandum and other information provided by the Company to members of the Ad Hoc Group on a confidential basis may constitute material nonpublic information under Regulation FD. Set forth below is a summary of such information.

Capitalization

The Amended Exchange Offer (and related consent solicitation) and the entry into the Credit Facility Amendment, and the related financing transactions with respect thereto are referred to herein as the "Transactions."

The following table sets forth the Company's cash and cash equivalents and capitalization as of September 30, 2010 on an actual basis and on a *pro forma* basis to give effect to the Transactions. The table below assumes that 95% in aggregate principal amount outstanding of each of the 2011 Notes and the 2013 Notes are exchanged by the Company in the Amended Exchange Offer.

This table should be read together with the other information in this Form 8-K and in the Company's "Management's Discussion and Analysis of Financial Condition and Results of Operations" and historical consolidated financial statements and related notes that have been filed with the Securities and Exchange Commission ("SEC").

	As of September 30, 2010	
	Actual	Pro Forma
	(dollars in thousands)	
	(Unaudited)	
Cash and cash equivalents(1)	$ 21,571	$ 5,000
Debt (including current portion):		
Existing Credit Facility:		
Revolving credit facility	$ 323,000	$ 2,600
Term loan	27,628	—
New term loan B	—	323,000
New term loan A	—	27,628
Exchange Notes(2)	—	277,462
Note payable	1,000	1,000
2011 Notes(3)	101,510	5,075
2013 Notes(4)	200,000	10,000
Total debt	$ 653,138	$ 646,765
Stockholders' equity(5)	209,154	215,095
Total capitalization	$ 862,292	$ 861,860

(1) Pro forma cash includes a borrowing of $2,600,000 from the revolving credit facility at the closing of the Transactions.

(2) Includes $527,000 in aggregate principal amount of Exchange Notes issued in lieu of cash in respect of certain fees payable to certain members of the Ad Hoc Group under the terms of the Original Support Agreement.

(3) Pro forma 2011 Notes assumes 95% in aggregate principal amount outstanding of the 2011 Notes are exchanged by the Company in the Amended Exchange Offer.

(4) Pro forma 2013 Notes assumes 95% in aggregate principal amount outstanding of the 2013 Notes are exchanged by the Company in the Amended Exchange Offer.

(5) Pro forma stockholders' equity assumes a gain on retirement of debt due to early redemption of our outstanding 2013 Notes at 95% of face value.

Projected Financial Information

The Company's senior management does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, certain financial projections prepared by senior management in connection with the Transactions were made available to the Company's board of directors, to the members of Ad Hoc Group and their financial and legal advisors (collectively, their "Advisors") and to its lenders under the Credit Facility in connection with their consideration of the Transactions. The Company has included below the projected financial information to provide access to certain nonpublic information considered by such persons for purposes of considering and evaluating the Transactions. The inclusion of this information should not be regarded as an indication that the members of the Ad Hoc Group, their Advisors, the Company's management, board of directors or any committee thereof, lenders under the Credit Facility or any other recipient of this information considered, or now considers, it to be a reliable prediction of future results.

The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company's business, all of which are difficult to predict and many of which are beyond the Company's control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple quarters and such information by its nature becomes less reliable with each successive quarter. The financial projections were prepared solely for internal use and for the use of the members of the Ad Hoc Group, their Advisors, the lenders under the Credit Facility and the Company's board of directors in connection with the potential Transactions and not with a view toward public disclosure or toward complying with Generally Accepted Accounting Principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by, and are the responsibility of, the Company's management. Neither the Company's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, which was October 28, 2010.

Readers of this Form 8-K are cautioned not to place undue reliance on the financial projections set forth below. No one has made or makes any representation to any stockholder or debtholder or any prospective stockholder or debtholder regarding the information included in these projections.

The inclusion of financial projections in this Form 8-K should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such. Except as required by applicable securities laws, the Company does not intend to update, or otherwise revise the financial projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error. See "Cautionary Information Regarding Forward-Looking Statements."

A summary of the management projections is as follows:

	Projections as of October 28, 2010					
	Q1 2010A	**Q2 2010A**	**Q3 2010A**	**Q4 2010E**	**FYE 2010E**	**FYE 2011E**
	(in millions)					
Radio One						
Net Revenue	$ 50.3	$ 63.4	$ 59.0	$ 60.8	$ 233.5	$ 243.4
Adjusted EBITDA(1)	12.6	21.0	20.6	21.8	76.0	79.6
Reach Media						
Net Revenue	8.0	10.4	14.1	9.7	42.2	47.2
Adjusted EBITDA(1)	0.0	1.6	3.5	2.2	7.3	14.6
Interactive One						
Net Revenue	3.5	4.5	4.4	4.1	16.4	25.3
Adjusted EBITDA(1)	(2.1)	(2.0)	(1.3)	(1.0)	(6.4)	(1.4)
Eliminations						
Net Revenue	(2.7)	(3.1)	(3.0)	(3.2)	(12.1)	(11.7)
Adjusted EBITDA(1)	0.0	0.0	0.0	0.0	0.0	0.0
Consolidated						
Revenue	59.0	75.2	74.5	71.4	280.1	304.1
Adjusted EBITDA(1)	10.5	20.6	22.8	23.0	76.9	92.8
TV One						
Net Revenue	25.8	26.5	26.3	27.0	105.6	116.1
Adjusted EBITDA(2)	4.2	5.7	6.3	7.2	23.4	32.4
Net Income	3.6	5.1	5.7	6.6	21.0	32.3
Attributable EBITDA	**$ 12.1**	**$ 22.0**	**$ 23.5**	**$ 24.5**	**$ 82.1**	**98.0**

(1) Adjusted EBITDA is defined as net income before interest income, interest expense, income taxes, depreciation and amortization, stock-based compensation, other expense(net), and equity in income of affiliated company.

(2) A material portion of TV One's Adjusted EBITDA is derived from affiliate fees under contractual carriage agreements with cable and satellite operators. These agreements include annual rate increases for TV One subscribers.

Adjusted EBITDA and Attributable EBITDA are not measures of financial performance under generally accepted accounting principles. The Company believes Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant basis used by its management to measure the operating performance of its business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from its acquisitions and debt financing, taxes, and impairment charges. Accordingly, the Company believes that Adjusted EBITDA provides useful information about the operating performance of its business, apart from the expenses associated with its physical plant, capital structure or the results of its affiliated company. Adjusted EBITDA is frequently used as one of the bases for comparing businesses in the Company's industry, although the Company's measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA and Attributable EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of the Company's performance. A reconciliation of income from continuing operations to Adjusted EBITDA and Attributable EBITDA has been provided below.

	Projections as of October 28, 2010					
	Q1 2010A	Q2 2010A	Q3 2010A	Q4 2010E	FYE 2010E	FYE 2011E
	(in millions)					
Radio One						
(Loss) income from continuing operations	$ (0.5)	$ 5.7	$ 3.2	$ 4.0	$ 12.4	$ (2.5)
Plus: Depreciation and amortization	2.4	2.4	2.3	2.1	9.2	15.0
Plus: Provision for income taxes	-	-	3.9	5.3	9.2	0.4
Plus: Interest expense, net	9.2	9.7	12.1	12.4	43.4	74.8
Plus: Stock-based compensation	2.0	1.9	0.9	0.9	5.7	3.8
Plus: Other expense, net	0.4	2.4	-	-	2.8	-
Less: Equity in income of affiliated company	(0.9)	(1.1)	(1.8)	(2.9)	(6.7)	(11.9)
Adjusted EBITDA(1)	$ 12.6	$ 21.0	$ 20.6	$ 21.8	$ 76.0	$ 79.6
Reach Media						
(Loss) income from continuing operations	$ (0.6)	$ 0.3	$ 1.5	$ 0.6	$ 1.8	$ 9.1
Plus: Depreciation and amortization	1.0	1.1	1.1	1.1	4.3	0.5
Plus: (Benefit from) provision for income taxes	(0.4)	0.2	0.9	0.5	1.2	5.0
Adjusted EBITDA(1)	$ 0.0	$ 1.6	$ 3.5	$ 2.2	$ 7.3	$ 14.6
Interactive One						
Loss from continuing operations	$ (3.5)	$ (3.5)	$ (2.6)	$ (2.3)	$ (11.9)	$ (6.6)
Plus: Depreciation and amortization	1.3	1.4	1.2	1.3	5.2	5.2
Plus: Stock-based compensation	0.1	0.1	0.1	-	0.3	-
Adjusted EBITDA(1)	$ (2.1)	$ (2.0)	$ (1.3)	$ (1.0)	$ (6.4)	$ (1.4)
Consolidated						
(Loss) income from continuing operations	$ (4.6)	$ 2.5	$ 2.1	$ 2.3	$ 2.3	$ -
Plus: Depreciation and amortization	4.7	4.9	4.6	4.5	18.7	20.7
Plus: (Benefit from) provision for income taxes	(0.4)	0.2	4.8	5.8	10.4	5.4
Plus: Interest expense, net	9.2	9.7	12.1	12.4	43.4	74.8
Plus: Stock-based compensation	2.1	2.0	1.0	0.9	6.0	3.8
Plus: Other expense, net	0.4	2.4	-	-	2.8	-
Less: Equity in income of affiliated company	(0.9)	(1.1)	(1.8)	(2.9)	(6.7)	(11.9)
Adjusted EBITDA(1)	$ 10.5	$ 20.6	$ 22.8	$ 23.0	$ 76.9	$ 92.8
Plus: 36.8% of TV One Adjusted EBITDA	1.6	2.1	2.3	2.5	8.6	11.9
Less: 46.5% of Reach Media Adjusted EBITDA	-	(0.7)	(1.6)	(1.0)	(3.4)	(6.7)
Attributable EBITDA(4)	$ 12.1	$ 22.0	$ 23.5	$ 24.5	$ 82.1	$ 98.0
TV One						
Income from continuing operations	$ 3.6	$ 5.1	$ 5.7	$ 6.6	$ 21.0	$ 32.3
Plus: Depreciation and amortization	0.1	0.1	0.1	0.2	0.5	0.6
Plus: Interest expense, net	-	-	-	-	-	(0.5)
Plus: Stock-based compensation	0.5	0.5	0.5	0.4	1.9	-
Adjusted EBITDA(2)(3)	$ 4.2	$ 5.7	$ 6.3	$ 7.2	$ 23.4	$ 32.4

(1)   Adjusted EBITDA is defined as income from continuing before interest income, interest expense, income taxes, depreciation and amortization, stock-based compensation, other expense(net), and equity in income of affiliated company.

(2)   Attributable EBTDA is defined as income from continuing operations before interest income, interest expense, income taxes, depreciation and amortization, stock-based compensation, other expense(net), and noncontrolling interest in income of subsidiaries.

(3)   A material portion of TV One's EBITDA is derived from affiliate fees under contractual carriage agreements with cable and satellite operators. These agreements include annual rate increases for TV One subscribers.

Item 8.01 Other Events.

On November 5, 2010, The Bank of New York Mellon Trust Company, N.A. resigned as trustee under each of the indentures governing the 2011 Notes and the 2013 Notes. Wilmington Trust Company has accepted its appointment by the Company as successor trustee under each of the indentures governing the 2011 Notes and the 2013 Notes.


Private Placement of the Notes


The new securities issued pursuant to the exchange offer have not been registered under the Securities Act or any state securities laws. Therefore, the new securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

This Form 8-K and the press release attached as Exhibit 99.1 do not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities. The offer is being made only pursuant to an offering memorandum and related offering materials and only to such persons and in such jurisdictions as is permitted under applicable law.

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K and the press release attached as Exhibit 99.1 contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements represent management's current expectations and are based upon information available to the Company at the time of this Form 8-K and press release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K and 10-Q and other filings with the SEC.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1*	Agreement, dated November 5, 2010, by and among the Company and certain holders of its outstanding debt securities.
99.1	Press Release dated November 8, 2010.

* Schedules and similar attachments to the Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

Date: November 8, 2010

By: /s/ Peter D. Thompson
Peter D. Thompson
Chief Financial Officer

RADIO ONE, INC.
5900 Princess Garden Parkway
Lanham, MD 20706

November 5, 2010

To: The holders of Radio One, Inc.'s (the "*Company*"): (i) 8⁷/₈% Senior Subordinated Notes due 2011 and (ii) 6³/₈% Senior Subordinated Notes due 2013, in each case, identified on the signature pages hereto

Re: Support Agreement

This letter agreement (this "*Agreement*") sets forth the terms and conditions on which each Existing Noteholder (as defined below) has agreed with the Company to participate in the transactions described herein, which will include: (i) an amended and restated offer by the Company to all Eligible Holders (as defined below) of the Existing Notes (as defined below) to exchange (the "*Amended Exchange Offer*") any and all of its outstanding 8⁷/₈% Senior Subordinated Notes due 2011 (the "*2011 Notes*") and any and all of its outstanding 6³/₈% Senior Subordinated Notes due 2013 (the "*2013 Notes*" and together with the 2011 Notes, the "*Existing Notes*") for a new series of debt securities to be issued by the Company known as the 12.5%/15.0% Senior Subordinated Notes due 2016 (the "*Exchange Notes*"), which will be combined with (ii) a consent solicitation seeking an amendment to certain provisions of the Existing Notes that remain outstanding following the Amended Exchange Offer (the "*Consent Solicitation*" and, together with the Amended Exchange Offer, the "*Amended Offers*"). Capitalized terms used, but not defined, herein have the meaning given to such terms in the Amended and Restated Exchange Offer and Consent Solicitation Statement and Offering Memorandum of the Company, dated as of November 5, 2010, attached hereto as Exhibit A (as attached, with only such modifications, amendments or waivers as are permitted hereunder, the "*Amended Offering Memorandum*").

In exchange for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and each undersigned beneficial owner of, or holder of investment authority over, Existing Notes (and each such entity's permitted transferees of Existing Notes, as set forth in Section 1.03 hereof), (each such holder, an "*Existing Noteholder*" and collectively, the "*Existing Noteholders*") intending to be legally bound, hereby agree as follows:

1. The Amended Offers; Transfers; Acquisitions; Amendments.

Section 1.01 Termination of Obligations Under Original Support Agreement.

(a) The Existing Noteholders (as such term is defined in the Original Support Agreement, each, an "*Original Existing Noteholder*" and collectively, the "*Original Existing Noteholders*") and the Company hereby acknowledge and agree that the Letter Agreement by and among the parties thereto, dated as of June 16, 2010 (the "*Original Support Agreement*"), terminated in accordance with its terms pursuant to Section 4.01(f) thereof. Notwithstanding the terms of the Original Support Agreement, the Original Existing Noteholders and the Company each acknowledge and agree that (A) upon payment to the Original Existing Noteholders through the issuance of Exchange Notes in the manner provided by paragraph (d) below, the Company has no further obligations to the Original Existing Noteholders in respect of the commitment fee contemplated by Section 2.03(c) of the Original Support Agreement, (B) upon payment to the Original Existing Noteholders of the amounts provided to the Company in writing by no later than two business days from the date hereof, the Company shall have no further obligations to the Original Existing Noteholders in respect of the expense payment and reimbursement obligations pursuant to Section 6.14(a) of the Original Support Agreement, and (C) Sections 4.03(b)-(c) (as modified pursuant to Section 1.01(b) and Section 1.01(c) below) continue in full force and effect in accordance with their terms. Except as set forth above, those provisions which survived termination of the Original Support Agreement continue in full force and effect in accordance with their terms.

(b) Notwithstanding the obligations of the Company pursuant to Section 4.03(b) of the Original Support Agreement (which obligations survived termination of the Original Support Agreement), the Original Existing Noteholders agree that the Company shall not become obligated to pay the Break-Up Fee (as defined in the Original Support Agreement, the "*Original Break-Up Fee*") if (i) TV One or any of its subsidiaries obtains funds for the TV One Acquisition (as defined in the Original Support Agreement) through any transaction or source of third-party financing (whether equity or debt financing) so long as none of the Company or any of its subsidiaries have provided guaranties or any other type of credit support, including but not limited to the provision of liens or security interests on its assets, in connection with such transaction or financing (but specifically excluding any pledge, lien or security interest granted in the equity interests of TV One owned by the Company or any of its Subsidiaries in support of such third party financing on a non-recourse basis) or (ii) the Company becomes obligated to pay, and does pay, the Break-Up Fee described in Section 3.03(a)(iii) hereof.

(c) Notwithstanding Section 4.03(b) of the Original Support Agreement, the Original Existing Noteholders and the Company further agree that should the Original Break-Up Fee become due and payable by the Company, the payment of the Original Break-Up Fee shall be allocated to the Original Existing Noteholders pro rata based on the principal amount of each Original Existing Noteholder's Existing Notes relative to the aggregate principal amount of all Existing Notes held by the Original Existing Noteholders.

(d) Upon the completion of the Transactions or as soon as practicable thereafter, the Company shall issue or cause to be issued to each of the Original Existing Noteholders or their designees Exchange Notes in an aggregate principal amount of $526,952. The aggregate principal amount of Exchange Notes issued pursuant to this Section 1.01(d) shall be allocated among the Original Existing Noteholders in accordance with written instructions provided by the Original Existing Noteholders to the Company on the date hereof. The Exchange Notes issued pursuant to this Section 1.01(d) shall be included as "Securities" for purposes of, and entitled to the benefits of, the Registration Rights Agreement attached hereto as Exhibit D.

Section 1.02 <u>Amended Offers</u>.

(a) Subject to the provisions of this Agreement, as promptly as reasonably practicable after the date of this Agreement, but in any event no later than the fifth business day following the date hereof, the Company shall revise and amend the terms of the Exchange Offer as defined in and contemplated by the Original Support Agreement to provide for the Amended Offers on the terms and conditions set forth in the Amended Offering Memorandum. The Amended Offers will be made only to a holder of Existing Notes that has certified to the Company that it is (i) an institutional investor that is an "accredited investor" (as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "***Securities Act***")), (ii) a "qualified institutional buyer," or QIB, as that term is defined in Rule l44A under the Securities Act, or, (iii) for a holder located outside the U.S., a "non-U.S. person" as defined in Regulation S under the Securities Act (each, an "***Eligible Holder***" and, collectively, the "***Eligible Holders***").

(b) The expiration date of the Amended Offers shall be the tenth business day following the date the terms of the Amended Exchange Offer are publicly announced by the Company and the Amended Exchange Offer is launched (such date, the "***Amended Exchange Offer Effective Date***"). Notwithstanding the foregoing, the Company may, without the consent of any Existing Noteholder, extend the Amended Offers at any time, and from time to time: (i) if, at the then scheduled expiration date of the Amended Offers, the Minimum Tender Condition to the Amended Exchange Offer shall not have been satisfied or waived, until such time as such condition has been satisfied or waived in accordance with the Amended Exchange Offer and this Agreement; or (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "***SEC***") or its staff applicable to the Amended Exchange Offer (which in the case of either clause (i) or (ii) shall not, in any event, affect any right of termination or automatic termination pursuant to Section 3 hereof).

(c) The Amended Offers shall be subject only to the conditions set forth in the Amended Offering Memorandum (the "***Offer Conditions***") and shall be otherwise on the terms and conditions in this Agreement, <u>provided</u> that the Company expressly reserves the right to waive any Offer Condition or modify the terms of the Amended Offers to the extent permitted in Section 2.01 hereof.

(d) Subject to the satisfaction or waiver of the terms and conditions herein and in the Amended Offering Memorandum, each of the Existing Noteholders hereby agrees that it shall: (i) tender or cause to be tendered and not withdrawn all of the Existing Notes it beneficially owns in the Amended Exchange Offer as soon as reasonably practicable after the Amended Exchange Offer Effective Date and (ii) to the extent such Existing Notes are held by the Existing Noteholder in book-entry form, such Existing Noteholder shall instruct its nominee or custodian to transfer such Existing Notes to the depositary for the Amended Exchange Offer pursuant to the Automated Tender Offer Program of The Depositary Trust Company as soon as reasonably practicable after the Amended Exchange Offer Effective Date; <u>provided</u>, <u>however</u>, that notwithstanding the termination of the Original Support Agreement, the Company and the Existing Noteholders agree that, subject to the satisfaction or waiver of the terms and conditions herein and in the Amended Offering Memorandum, the consents provided and Existing Notes tendered by each Original Existing Noteholder pursuant to the terms of the Original Support Agreement shall be deemed to be in full and complete satisfaction of each Original Existing Noteholder's obligations under this Section 1.02(d), and the Company and the Existing Noteholders further agree that the consents provided and Existing Notes tendered by each Original Existing Noteholder pursuant to the terms of the Original Support Agreement survive termination of the Original Support Agreement for the sole purposes of satisfying each Original Existing Noteholder's obligations under this Section 1.02(d).

(e) Each of the Existing Noteholders agrees that it shall (i) refrain from, directly or indirectly, (A) supporting or consenting to any other restructuring, exchange offer, consent solicitation, sale or acquisition relating to the Company or its subsidiaries, (B) instructing The Bank of New York (as successor in interest to United States Trust Company of New York), as trustee (the "***Trustee***") under the Indenture, dated as of May 18, 2001, by and between the Company, the Guarantors named therein, and the Trustee, pursuant to which the 2011 Notes were issued (as amended and supplemented from time to time, the "***2011 Notes Indenture***"), to take any action that is inconsistent with the terms and conditions of this Agreement and (C) instructing the Bank of New York, as trustee under the Indenture, dated as of February 10, 2005, by and between the Company, the Guarantors named therein, and the Trustee, pursuant to which the 2013 Notes were issued (as amended and supplemented from time to time, the "***2013 Notes Indenture***" and, together with the 2011 Notes Indenture, the "***Existing Indentures***"), to take any action that is inconsistent with the terms and conditions of this Agreement and (ii) if the Trustee takes or threatens any of the foregoing or similar actions, inform the Trustee that it does not support such action and, to the extent applicable, vote in its capacity as a holder of the applicable series of Existing Notes against such action. The foregoing shall not limit or otherwise restrict the right of any Existing Noteholder to take any action to enforce its rights and remedies upon the occurrence of a Default or Event of Default (each as defined in the Existing Indentures) under the Existing Indentures.

(f) The Company agrees (i) to conduct the Amended Offers in compliance with the Amended Offering Memorandum, this Agreement and the terms of the Existing Indentures, (ii) to use commercially reasonable efforts to effectuate and consummate the Amended Offers on or prior to November 30, 2010, and (iii) until such time as the Amended Offers are consummated or terminated in accordance with their terms and the termination of this Agreement in accordance with its terms, not to offer or give any consideration of any kind to any person or entity as an inducement to cause any holder of Existing Notes to participate in the Amended Offers, or purchase, redeem or retire its Existing Notes unless the Company has previously offered or offers concurrently such consideration, purchase, redemption or retirement on the same terms and conditions to the Existing Noteholders on account of their Existing Notes.

(g) If this Agreement is terminated pursuant to the terms of Section 3.01, then all Existing Notes tendered and not withdrawn as of such time shall be returned to the applicable Existing Noteholder within two business days following the date of such termination and no Existing Noteholder shall have any obligation to tender its Existing Notes as part of the Amended Exchange Offer or consent to the Proposed Amendments in the Consent Solicitation, and the terms of the Amended Offering Memorandum shall also provide that no Existing Noteholder shall have any obligation to tender its Existing Notes as part of the Amended Exchange Offer or to consent to the Proposed Amendments in the Consent Solicitation in the event this Agreement is terminated in accordance with its terms.

Section 1.03 <u>Prohibition on Transfer of Existing Notes</u>.

(a) Each Existing Noteholder agrees that, without the prior written consent of the Company, it shall not sell, assign, pledge, transfer or otherwise dispose of, nor permit the sale, assignment, pledge, transfer or other disposition (each a "***Transfer***"), of any beneficial ownership interest in the Existing Notes it beneficially owns other than to tender them into the Amended Exchange Offer; <u>provided</u>, <u>however</u>, that without the Company's consent, each Existing Noteholder may Transfer Existing Notes to (i) another Existing Noteholder (without the need for any further Joinder, as defined below), (ii) any of its affiliates who executes and delivers to the Company and the Existing Noteholders the form of Joinder attached hereto as <u>Exhibit B</u> (the "***Joinder***"), agreeing to be bound by the obligations of such Existing Noteholder under this Agreement, or (iii) any other person or entity who executes and delivers to the Company and the Existing Noteholders within three business days of the settlement of such Transfer (but in any event prior to the Expiration Time), the Joinder, agreeing to be bound by the obligations of such Existing Noteholder under this Agreement. Any Existing Noteholder Transferring Existing Notes pursuant to clause (i) of this Section 1.03(a) shall notify the Company in writing of such Transfer within three business days of such Transfer (but in any event prior to the Expiration Time).

(b) In the case of Transfers pursuant to clause (i) of Section 1.03(a), upon such Transfer, the Transferring Existing Noteholder shall have no further obligations or liabilities under Section 1.02 on account of or with respect to Existing Notes it Transfers in accordance with the terms of such clause and, in the case of Transfers pursuant to clauses (ii) or (iii) of Section 1.03(a), upon the execution and delivery to the Company of the Joinder by such Transferring Existing Noteholder's Transferee, the Transferring Existing Noteholder shall have no further obligations or liabilities under Section 1.02 on account of or with respect to Existing Notes it Transfers in accordance with either such clause. For the avoidance of doubt, "beneficially owns" (and correlative terms thereof) means, for the purposes of this Agreement, the power, whether by contract or otherwise, to direct the exercise of the voting rights and the disposition of the Existing Notes or the right to acquire such rights; provided that Existing Notes beneficially owned by an affiliate of an Existing Noteholder shall not be deemed to be beneficially owned by such Existing Noteholder to the extent such affiliate and/or its beneficial ownership of Existing Notes were not included in calculating the aggregate ownership of Existing Noteholders set forth in Section 4.01(f).

Section 1.04 <u>Additional Existing Notes</u>. Nothing in this Agreement shall be deemed to limit or restrict the ability or right of any Existing Noteholders to acquire any additional Existing Notes ("***Additional Existing Notes***"); <u>provided</u>, <u>however</u>, that in the event that any Existing Noteholder acquires beneficial ownership of any such Additional Existing Notes after the date hereof, such Additional Existing Notes shall immediately, upon such acquisition, become subject to the terms of this Agreement.

Section 1.05 <u>Amendments to the Indenture</u>. The Amended Offering Memorandum provides that each holder of Existing Notes that properly tenders Existing Notes pursuant to the Amended Exchange Offer shall be deemed to have consented to those amendments to the Existing Indentures that are described therein under the caption "The Proposed Amendments" (the "***Proposed Amendments***"). The Proposed Amendments will be effected through a supplemental indenture to each of the Existing Indentures (each a "***Supplemental Indenture***" and, collectively, the "***Supplemental Indentures***"). Each Existing Noteholder hereby acknowledges and agrees that by exchanging its Existing Notes for the Exchange Notes, it will also be consenting to the Proposed Amendments pursuant to the Consent Solicitation (unless the tender of the Existing Notes is withdrawn or deemed withdrawn) and agrees to take such actions as may be reasonably necessary to effect such consent to the Proposed Amendments in accordance with the Existing Indentures.

Section 1.06 <u>Alternative Transaction</u>.

The Company agrees not to (directly or indirectly through one or more of its subsidiaries), through one or more transactions, exchange, repurchase, redeem or refinance or otherwise extend the maturity of either series of the Existing Notes through any other transaction or obtain any third-party financing (whether equity or debt financing) for such purpose, other than through the Amended Exchange Offer as set forth in this Agreement and other than as expressly permitted by the terms of the indenture governing the Exchange Notes once it becomes effective (any such other transaction or financing, an "*Alternative Transaction*").

2. <u>Documentation and Conditions</u>

Section 2.01 <u>Documentation</u>.

(a) The Company and the Existing Noteholders hereby covenant to one another to use their commercially reasonable efforts, as expeditiously as possible, to perform their respective obligations under this Agreement and to take such actions as may be reasonably necessary to consummate the transactions contemplated by the Amended Offers, including the Amendment (as defined below) (collectively, the "***Transactions***") on the terms and conditions as set forth in the Amended Offering Memorandum and related documentation.

(b) In addition to the Amended Offering Memorandum, the Transactions shall be effected by, and subject to the terms and conditions of, (i) the Amendment and Restatement Agreement by and among the Company and the Senior Lenders (as defined herein) (the "**Amendment and Restatement Agreement**"), (ii) an amended and restated credit agreement, amending and restating the Existing Credit Facility (as defined below), as attached to the Amendment and Restatement Agreement as Exhibit A thereto (the "**Amendment**") (together with the Amendment and Restatement Agreement, the "**Credit Amendment Documents**"), and (iii) the Registration Rights Agreement with respect to the Exchange Notes, each as attached hereto as Exhibits C and D, respectively (the documents described in clauses (i) – (iii), as they may be modified, waived or amended in accordance with this Agreement, the "**Definitive Documentation**"). Amendments, modifications and waivers of the Definitive Documentation at or prior to the Expiration Time are permitted as follows:

(i) Except as provided in clauses (ii), (iii), and (iv) below, the Company may modify, amend or waive any of the provisions of the Definitive Documentation (or forms thereof), or enter into any agreement having a similar effect, only with the prior consent of the Requisite Noteholders (as defined below);

(ii) Except as provided in clause (iii) below, without the consent of each Existing Noteholder, the Company may not modify, amend or waive any provision in the Definitive Documentation (or forms thereof), or enter into any agreement having a similar effect, which by the terms of the affected Definitive Documentation would, if the relevant Definitive Documentation had become effective without regard to such modification, amendment or waiver, require unanimous agreement of the Existing Noteholders;

(iii) The Company will only make modifications or amendments or obtain waivers to the Credit Amendment Documents to the extent such modifications, amendments or waivers, as the case may be, are reasonably satisfactory to the Existing Noteholders beneficially owning $183,198,400 or more in aggregate principal amount of the Existing Notes; and

(iv) Notwithstanding the foregoing, the Company may modify, amend or waive any term or provision of the Definitive Documentation (or forms thereof), or enter into any agreement having a similar effect, which is solely for the purpose of effectuating the mechanical aspects of the Amended Offers or is otherwise for the sole benefit of the Company and which has no adverse impact on the Existing Noteholders.

Amendments, modifications and waivers of any of the Definitive Documentation after they have become effective in accordance with their terms and conditions following the Settlement Date are subject to the terms and conditions of each such agreement. As used in this Agreement, the term "**Requisite Noteholders**" shall mean, on any date of determination, Existing Noteholders holding in the aggregate a majority of the aggregate principal amount of Existing Notes held by all Existing Noteholders on such date.

(c) Without limiting the foregoing (or any other provision of this Agreement), the Exchange Notes shall have the terms set forth in the Amended Offering Memorandum (in the form attached hereto) under the heading "Description of Exchange Notes." The indenture for the Exchange Notes shall be consistent with those terms and shall otherwise be on terms and conditions reasonably satisfactory to the Requisite Noteholders. The Supplemental Indentures shall have the terms set forth in the Amended Offering Memorandum (in the form attached hereto) under the heading "The Proposed Amendments" and shall otherwise be on the terms and conditions reasonably satisfactory to the Requisite Noteholders. The conditions to the effectiveness of the Amended Exchange Offer shall be as set forth in the Amended Offering Memorandum (in the form attached hereto) under the heading "The Exchange Offer and Consent Solicitation -- Conditions to the Exchange Offer and Consent Solicitation." The Company shall afford the Existing Noteholders and their respective representatives a reasonable opportunity to review and comment on all other agreements, instruments and certificates necessary to effect the Transactions, all of which shall have terms consistent with the Definitive Documentation and, with respect to any other matters, be reasonably acceptable to the Requisite Noteholders in form and substance. Each of the Existing Noteholders confirms that the terms and conditions of the Definitive Documentation as reflected in the attachments hereto are reasonably acceptable to such Existing Noteholder in form and substance.

(d) The Company reserves the right to amend, modify or waive any of the terms and conditions of the Amended Offering Memorandum or the Amended Offers except as provided in Section 2.01(c) above and except that the Company may not:

(i) without the consent of the Requisite Noteholders, amend, modify or waive (A) any of the Offer Conditions, (B) the Proposed Amendments, (C) the Minimum Tender Condition or reduce the amount of Existing Notes subject to the Amended Offers or (D) any of the defined terms contained in the Amended Offering Memorandum which are also used in this Agreement to the extent such amendment, modification or waiver would alter the meaning of such defined term as used herein;

(ii) waive, amend, modify or delete in any respect the following sentence from the Amended Offering Memorandum in the "Conditions to the Amended Exchange Offer and Consent Solicitation" Section: "We will not complete the Amended Exchange Offer or issue the Exchange Notes in respect of the Existing Notes unless either prior to or concurrently therewith the Credit Facility Amendment shall have been executed and delivered by the requisite parties and shall be binding on and enforceable against all parties thereto.";

(iii) without the consent of each Existing Noteholder, reduce or change in any manner the amount or form of consideration offered in the Amended Offers; or

(iv) to the extent not provided for in Sections 2.01(d)(i) through Section 2.01(d)(iii) above, amend, modify or waive any term or condition of the Amended Offers in any manner materially adverse to the holders of the Existing Notes without the consent of the Requisite Noteholders;

provided that no change shall be made to the Amended Offering Memorandum which is inconsistent with the Definitive Documentation.

Section 2.02 <u>Delivery of Officer's Certificate</u>.

On or immediately prior to the Expiration Time, the Company shall deliver to counsel to the Existing Noteholders a certificate signed on behalf of the Company by an executive officer of the Company to the effect that (A) each of the Company's representations and warranties contained in this Agreement are true and correct (disregarding for these purposes any qualification in such representation and warranty relating to materiality or Material Adverse Effect) as of the Expiration Time as if made on and as of such date, except to the extent any such representation or warranty addresses matters only as of an earlier date, in which case, such representations and warranties shall be true and correct as of such earlier date (disregarding for these purposes any qualification in such representation and warranty relating to materiality or Material Adverse Effect), in either case, except as could not reasonably be expected to result in a Material Adverse Effect, (B) the Company has performed or complied in all material respects with all obligations, covenants and agreements required to have been performed or complied with by it under this Agreement at or prior to the Expiration Time and (C) all conditions contained in the Amendment and Restatement Agreement and the Amendment to the effectiveness of the Amendment other than the Minimum Tender Condition have been satisfied (the "***Officer's Certificate***"). Should the Company fail to deliver the Officer's Certificate as described in this Section 2.02 on or immediately prior to the Expiration Time, any consent provided or tender of Existing Notes by any Existing Noteholder shall automatically and without further action be deemed to be withdrawn and cancelled and of no further force or effect in accordance with Section 3.02 hereof.

Section 2.03 <u>Conditions to Effectiveness</u>.

The following shall be conditions precedent to the effectiveness of this Agreement:

(a) This Agreement shall have been executed by each of the parties listed on the signature blocks hereto.

(b) All amounts due and owing to the Existing Noteholders under Section 6.14(a) of the Original Support Agreement in the amount set forth in Section 1.01(a) shall have been paid in full by the Company.

3. <u>Termination</u>.

Section 3.01 <u>Termination</u>. This Agreement shall terminate:

(a) upon the mutual written agreement of the Company and the Requisite Noteholders;

(b) at the sole discretion of the Company, effective immediately upon written notice to the Requisite Noteholders (unless a notice or cure period is specified below with respect to a particular termination event in which case, effective immediately at the end of the notice or cure period without the need for further notice unless, prior to the expiration of such cure period, the cure has already occurred):

(i) three business days after (or immediately prior to the Expiration Time if the Expiration Time occurs prior to the end of the three business day period) the Company has delivered written notice to the Existing Noteholders that this Agreement has been materially breached by Existing Noteholder(s) owning of record or beneficially owning at least 20% of the aggregate principal amount of the Existing Notes held by the Existing Noteholders on the date hereof, if such failure remains uncured at the conclusion of such three business day period (or immediately prior to the Expiration Time if the Expiration Time occurs prior to the end of the three business day period) (provided that in no event may the cure period limit the right of any party to terminate this Agreement after the Drop-Dead Date (as defined below) or limit the automatic termination of this Agreement on December 31, 2010);

(ii) if each of the Transactions has not been consummated on or prior to November 30, 2010, which date shall be extended at the Company's discretion to December 31, 2010 only if the Minimum Tender Condition is the only condition to consummation of the Transactions that has not been satisfied, and the Company is taking affirmative steps to satisfy the Minimum Tender Condition as of November 30, 2010 (November 30, 2010 or, if extended in accordance with this Section 3.01(b)(ii), December 31, 2010, being referred to as the "***Drop-Dead Date***") and neither the Company nor its failure to perform any of its obligations hereunder or under any of the Definitive Documentation have been the principal cause of the failure to consummate the Transactions;

(iii) if any condition contained in this Agreement or the Definitive Documentation shall become impossible of fulfillment by the Drop-Dead Date, other than as a result of the Company's failure to perform any of its obligations hereunder or under any of the Definitive Documentation;

(iv) if any Existing Noteholder shall (A) take any action to accelerate the indebtedness due under the Existing Notes or direct the Trustee to pursue any right or remedy under the Existing Indentures or otherwise, (B) initiate, or have initiated on its behalf, any litigation or proceeding of any kind with respect to the Existing Notes against the Company, its subsidiaries and/or its affiliates, other than to enforce this Agreement or its rights arising in connection with the Amended Offers, or (C) authorize, permit or suffer to occur any action to be taken on its behalf or with respect to the Existing Notes to request, approve or consent to the acceleration of any indebtedness under the Existing Notes, the exercise of any right or remedy under the Existing Indentures or otherwise in respect of the Existing Notes or the initiation of any litigation or proceeding of the type described in clause (B) of the foregoing; <u>provided</u>, <u>however</u>, that solely sending (1) notice (or directing that such notice be sent) of the occurrence of a Default or an Event of Default (as both terms are defined under the Existing Indentures) or of any of the consequences thereof and/or (2) a letter asserting a reservation of any rights held by any Existing Noteholder under any applicable agreement shall not constitute grounds for termination of this Agreement pursuant to this Section 3.01(b)(iv);

(c) at the sole discretion of the Requisite Noteholders, effective immediately upon written notice to the Company (unless a notice or cure period is specified below with respect to a particular termination event in which case, effective immediately at the end of the notice or cure period without the need for further notice unless, prior to the expiration of such cure period, the cure has already occurred):

(i) three business days after (or immediately prior to the Expiration Time if the Expiration Time occurs prior to the end of the three business day period) the Requisite Noteholders have delivered written notice to the Company of a material breach of any covenant of the Company contained herein or of any representation or warranty of the Company contained herein having been or becoming untrue in any material respect, if such failure remains uncured at the conclusion of such three business day period (or, if the Expiration Time occurs prior to the end of such three business day prior and such failure remains uncured as of such time, then immediately prior to the Expiration Time) (provided that in no event may the cure period limit the right of any party to terminate this Agreement after the Drop-Dead Date or limit the automatic termination of this Agreement on December 31, 2010) (it being understood and agreed by the parties that a failure of the Company to deliver the Officer's Certificate to counsel for the Existing Noteholders on or immediately prior to the Expiration Time in accordance with the terms of Section 2.02 shall be deemed a material breach of a covenant of the Company for purposes of this Section 3.01(c)(i)) (for the avoidance of doubt, such failure to deliver the Officer's Certificate on or immediately prior to the Expiration Time shall provide the Requisite Noteholders with the right to immediately terminate this Agreement);

(ii) three business days after (or immediately prior to the Expiration Time if the Expiration Time occurs prior to the end of the three business day period) the Requisite Noteholders have delivered written notice to the Company of the occurrence of a Material Adverse Effect (as defined below) in the reasonable determination of the Requisite Noteholders, if such Material Adverse Effect remains uncured at the conclusion of such three business day period (or, if the Expiration Time occurs prior to the end of such three business day prior and such failure remains uncured as of such time, then immediately prior to the Expiration Time) (provided that in no event may the cure period limit the right of any party to terminate this Agreement after the Drop-Dead Date or limit the automatic termination of this Agreement on December 31, 2010);

(iii) if the Amended Exchange Offer Effective Date has not occurred on or prior to the date that is five (5) business days following the date of this Agreement in accordance with the Amended Offering Memorandum and this Agreement;

(iv) if (A) the Amendment and Restatement Agreement has not been fully executed by each party required to execute the Amendment for it to become effective under the terms thereof and under the terms of the Existing Credit Facility (as defined herein), (B) the Amendment and Restatement Agreement has not become effective in accordance with its terms or (C) any condition contained in the Amendment and Restatement Agreement to the effectiveness of the Amendment other than the Minimum Tender Condition has not been satisfied, in each case, on or prior to the Expiration Time;

(v) if each of the Transactions has not been consummated on or prior to the Drop-Dead Date and neither the Existing Noteholders nor their failure to perform any of their obligations hereunder or under any of the Definitive Documentation have been the principal cause of the failure to consummate the Transactions;

(vi) upon written notice to the Company of the occurrence of an "Event of Default" under either of the Existing Indentures or upon a "payment default" under either of the Existing Indentures, other than the Default and Event of Default (as both terms are defined under the Existing Indentures) which arose under Sections 4.01 and 6.01(a) of the 2013 Notes Indenture as a result of the Company's failure to make the regularly scheduled interest payment on the 2013 Notes that was otherwise due and payable on August 16, 2010 on or before September 15, 2010;

(vii) if any condition contained in this Agreement or the Definitive Documentation shall become impossible of fulfillment by the Drop-Dead Date, other than as a result of the Existing Noteholders' failure to perform any of their obligations hereunder or under any of the Definitive Documentation;

(viii) if the Senior Lenders (as defined herein) take any action to accelerate any of the outstanding indebtedness under the Existing Credit Facility (as defined herein) or otherwise institute any action to foreclose on any of the collateral securing such indebtedness; or

(ix) if the Company breaches the provisions of Section 1.06 and either it or any of its subsidiaries or affiliates, directly or indirectly, enters into binding documentation for or consummates an Alternative Transaction;

(d) automatically upon the filing of any voluntary petition or, if not dismissed within ten (10) days of such filing, any involuntary petition for the liquidation or reorganization of the Company or any of its Significant Subsidiaries (as defined in the 2013 Indenture) under the Bankruptcy Code or the bankruptcy or insolvency laws of any other jurisdiction;

(e) automatically on December 31, 2010; or

(f) automatically upon the consummation of all of the Transactions.

Section 3.02 <u>Withdrawal and Concurrent Closings</u>. The Company will not complete the Amended Offers or issue the Exchange Notes in respect of the Existing Notes unless either prior to or concurrently therewith the Amendment shall have been executed and delivered by the requisite parties and shall be binding on and enforceable against all parties thereto. If this Agreement is terminated in accordance with its terms at any time, including, but not limited to, following the Expiration Time, or if the Amendment shall not have been executed and delivered by the requisite parties and be binding on and enforceable against all parties thereto prior to or concurrently with the consummation of the Amended Exchange Offer on the Settlement Date, or if the Company shall not have paid to the Existing Noteholders on the Settlement Date all accrued and unpaid interest on the Existing Notes that is payable up to, but not including, the Settlement Date pursuant to the Amended Offering Memorandum, all tenders of Existing Notes in the Amended Exchange Offer and all tendered consents in the Consent Solicitation (including, in each case, tenders deemed to have satisfied the Existing Noteholders' obligations pursuant to Section 1.02(d)) shall automatically and without further action be deemed to be withdrawn and cancelled and of no further force or effect. Each of the parties hereto agrees to execute and deliver such further documentation as may be reasonably requested by any other party to evidence such withdrawal and cancellation. If the Company takes action after the Expiration Time to close the Amended Offers without a prior or concurrent closing of the Amendment, all tenders of Existing Notes in the Amended Exchange Offer and all tendered consents in the Consent Solicitation (including, in each case, tenders deemed to have satisfied the Existing Noteholders' obligations pursuant to Section 1.02(d)) shall automatically and without further action be deemed to be withdrawn and cancelled and of no further force or effect.

Section 3.03 <u>Effect of Termination</u>.

(a) Except to the extent specified in this Agreement, upon termination of this Agreement in accordance with its terms, all rights and obligations of the parties hereunder shall terminate automatically and shall become null and void and no party hereto shall have any liability to any other party hereto following termination of this Agreement (provided that this Section 3.03(a) shall in no way limit any liabilities any party may have to another party pursuant to any other agreement or instrument to which such party is a party or is otherwise bound); <u>provided</u> that in the event this Agreement is terminated:

(i) pursuant to Section 3.01(b)(i), then the breaching Existing Noteholders shall, to the extent set forth herein, continue to be liable for damages (not including any special, consequential, incidental, exemplary or punitive damages, all of which are hereby released, waived and discharged) arising from the breach giving rise to the notice of termination (with damages to be allocated among the breaching Existing Noteholders according to applicable law and Section 5.10);

(ii) pursuant to Section 3.01(c)(i), then the Company shall, to the extent set forth herein, continue to be liable for damages (not including any special, consequential, incidental, exemplary or punitive damages, all of which are hereby released, waived and discharged) arising from the breach giving rise to the notice of termination;

(iii) pursuant to Section 3.01(c)(ix), then the Company shall, without further notice, promptly (but in any event, within 10 business days of such termination) pay to the Existing Noteholders an amount equal to $2.0 million as liquidated damages (the "***Break-Up Fee***") for all such claims or rights the Existing Noteholders may have under this Agreement or otherwise as a result of such termination, other than the rights of the Existing Noteholders to the payment of the reasonable, out-of-pocket expenses of the advisors to the Existing Noteholders pursuant to Section 5.14(a).

(b) (i) Notwithstanding anything to the contrary herein, if (A) this Agreement is terminated pursuant to Section 3.01(b)(ii), Section 3.01(b)(iii), Section 3.01(cb)(i), Section 3.01(c)(iii) through Section 3.01(c)(viii) (inclusive), or Section 3.01(e) (in the case of a termination pursuant to Section 3.01(b)(ii), Section 3.01(c)(iv), or <u>Section 3.01(e),</u> only if neither the Existing Holders nor their failure to perform any of their obligations hereunder or under any of the Definitive Documentation have been the principal cause of the failure to consummate the Transactions on or prior to the Drop-Dead Date) and (B) the Company (directly or indirectly through one or more of its subsidiaries) enters into binding documentation for or consummates an Alternative Transaction on or prior to the date that is one year following such termination, then the Company shall, without further notice, promptly (but in any event, within 10 business days of such event) pay to the Existing Noteholders the Break-Up Fee; <u>provided</u> that, the Company shall not be obligated to pay the Break-Up Fee under this Section 3.03(b) if the Transactions contemplated herein do not close solely because of a failure to satisfy the Minimum Tender Condition.

(ii) Notwithstanding the foregoing or anything else in this Agreement to the contrary, in the event (A) a Break-Up Fee is paid because this Agreement is terminated pursuant to Section 3.01(c)(i), and the Company enters into binding documentation for or consummates an Alternative Transaction on or prior to the date that is one year following such termination or (B) the Company pays the Original Break-Up Fee, then any such Break-Up Fee paid by the Company (whether under this Agreement or the Original Support Agreement) shall be credited against any amount the Company may otherwise become liable for pursuant to this Section 3.03 to the extent it exceeds the amount of the Break-Up Fee paid. In the event the Company pays damages under this Section 3.03 other than the Break-Up Fee, then any such damages shall be credited against any Break-Up Fee that subsequently becomes payable under this Agreement or under the Original Support Agreement, to the extent the Break-Up Fee payable (whether under this Agreement or the Original Support Agreement) exceeds the amount of the damages paid. All payments of the Break-Up Fee hereunder shall be allocated to the Existing Noteholders pro rata based on the aggregate principal amount of Existing Notes validly tendered and not withdrawn by such Existing Noteholder pursuant to the Amended Offers, relative to the aggregate principal amount of all Existing Notes held by Existing Noteholders validly tendered and not withdrawn pursuant to the Amended Offers.

(c) Notwithstanding anything to the contrary herein, the following provisions shall survive any termination of this Agreement in accordance with their terms: Section 1.01(d), Section 1.02(g), Section 3.02, Section 3.03, Section 5.02 through Section 5.10 (inclusive), Section 5.12, Section 5.14(a) (only to the extent all amounts owing thereunder through the date of such termination are not (and until such amounts are) paid in full in accordance with the terms of such Section), Section 5.14(b), Section 5.15 and Section 5.16.

4. Representations, Warranties and Covenants.

Section 4.01 Representations and Warranties of the Existing Noteholders. Each of (i) the Existing Noteholder Entities (as defined below) represents and warrants, on behalf of itself, to the other parties that the following statements are true, correct and complete, (ii) Oaktree Capital Management, L.P. and Stone Harbor Investment Partners LP represents and warrants to the other parties, that with respect to each of the Oaktree Accounts and the Stone Harbor Accounts, respectively, to its Knowledge (as defined below) that the statements set forth in Section 4.01(a), Section 4.01(b), Section 4.01(d), and Section 4.01(e) are true, correct and complete, and (iii) the Oaktree Accounts and the Stone Harbor Accounts represents and warrants, on behalf of itself, to the other parties that the statements set forth in Section 4.01(c) and Section 4.01(f) through Section 4.01(i) are true, correct and complete:

(a) Power and Authority. It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement.

(b) Authorization. The Transactions are within its corporate, partnership or limited liability company powers and it has been duly authorized by all necessary stockholder, general partner, manager or member action as the case may be. This Agreement has been duly authorized, executed and delivered by it.

(c) Enforceability. This Agreement constitutes a legal, valid and binding obligation of it, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(d) Government Approvals; No Conflicts. The execution, delivery, and performance by it of this Agreement and the Transactions: (i) do not require any consent or approval of, registration or filing with, or notice to, or other action by, any governmental authority, except such as have been obtained or made and are in full force and effect, (ii) will not violate any applicable law or the charter, by-laws or other organizational documents of it or any order of any governmental authority with jurisdiction over it, and (iii) will not violate or result in a default under any indenture, material agreement or other material instrument binding upon it or its assets, or give rise to a right thereunder to require any material payment to be made by it.

(e) Proceedings. No litigation or proceeding before any court, arbitrator, or administrative or governmental body is pending against it that would materially and adversely affect its ability to enter into this Agreement, perform its obligations hereunder or that would materially and adversely affect the consummation of the Transactions.

(f) Ownership. The Existing Noteholders, in the aggregate are (i) (a) the sole beneficial owners and/or the investment advisors, authorized representatives, or managers for the beneficial owners of Existing Notes representing an aggregate principal amount of at least $85,964,000 of the 2011 Notes and $175,748,000 of the 2013 Notes, having the power to vote and dispose of such Existing Notes on behalf of such beneficial owners; and (b) entitled (for their own account or for the account of other persons or entities claiming through any of them) to all of the rights and economic benefits of such Existing Notes; or (ii) otherwise entitled to act on behalf of such Existing Notes and/or the beneficial owner or owners and/or investment advisor or manager thereof; provided that each of the foregoing representations, though made in the aggregate, is being made solely by each Existing Noteholder with respect to itself and only with respect to amounts that it holds on a several and not joint and several basis. To the extent such Existing Notes are on loan pursuant to any securities lending arrangement each Existing Noteholder will (i) cause each of its custodians for accounts holding Existing Notes to recall any of its Existing Notes that such custodian has on loan, and (ii) until such time as such loaned Existing Notes are returned, request that the borrower under such securities lending arrangement vote such Existing Notes in the manner provided for in this Agreement.

(g) Transfers. It has made no prior assignment, sale, participation, grant, conveyance, or other transfer of, and has not entered into any other agreement to assign, sell, participate, grant, or otherwise transfer, in whole or in part, any portion of its right, title, or interests in the Existing Notes it beneficially owns, except in accordance with this Agreement, that is inconsistent with the representations and warranties made in Section 4.01(f) above or that would render such Existing Noteholder otherwise unable to comply with its obligations under this Agreement.

(h) No Liens. Upon the consummation of the Amended Exchange Offer, the Company will acquire the Existing Notes to be exchanged by such Existing Noteholder free and clear of any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other), restriction or other security interest of any kind or nature whatsoever (collectively, a "*Lien*").

(i) Investor Matters. Each Existing Noteholder acknowledges that (i) it is an Eligible Holder, (ii) it is acquiring the Exchange Notes to be issued to it pursuant to the Amended Offers and the Exchange Notes pursuant to Section 1.01(d) hereof (collectively, the "*Securities*") for its own account, for investment, and not with a view to or for sale in connection with any distribution thereof in violation of the registration provisions of the Securities Act or the rules and regulations promulgated thereunder, (iii) it is aware that an investment in the Securities involves economic risk and that it may lose its entire investment in the Securities. Each Existing Noteholder acknowledges that the Securities are "restricted securities" under the federal securities laws, have not been registered under the Securities Act or any state securities or "blue sky" laws and may not be sold except pursuant to an effective registration statement thereunder or an exemption from registration under the Securities Act and applicable state securities laws. Each Existing Noteholder acknowledges that it has adequate information concerning the business and affairs of the Company to make an informed decision regarding the exchange by it of the Existing Notes for the Exchange Notes and receipt of the Exchange Notes pursuant to Section 1.01(d) hereof and has independently and without reliance upon the Company and based upon such information the Existing Noteholder has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that the Existing Noteholder has relied upon the representations, warranties, agreements and covenants of the Company contained in this Agreement.

"*Existing Noteholder Entities*" means each of (i) Stone Harbor Investment Partners LP, Stone Harbor Investment Funds – Stone Harbor High Yield Bond Fund, Stone Harbor Global Funds Plc – Stone Harbor High Yield Bond Portfolio, Stone Harbor Investment Funds Plc – Stone Harbor High Yield Bond Fund, Stone Harbor Investment Funds Plc – Stone Harbor LIBOR Plus Total Return Fund and Stone Harbor Investment Funds Plc – Stone Harbor Sterling Core Plus Bond Fund (each of the entities in this clause (i) collectively, the "*Stone Harbor Existing Noteholder Entities*") (ii) the Oaktree Entities that were formed or organized by Oaktree Capital Management, L.P. (or an affiliate thereof) and for which Oaktree Capital Management, L.P. (or an affiliate thereof) is the general partner, managing member, or trustee or holds a similar capacity with respect thereto (collectively, the "*Oaktree Existing Noteholder Entities*"), (iii) the Capital Research Entities, (iv) Franklin Advisers, Inc., (v) the New York Life Entities and (vi) UBS Securities LLC. For the avoidance of doubt, the Oaktree Existing Noteholder Entities shall not include any entity for which Oaktree Capital Management, L.P. acts solely as investment manager or adviser. Oaktree Capital Management, L.P. (or an affiliate thereof) formed or organized and is the general partner, managing member, trustee or acts in a similar capacity with respect to each of the Oaktree Entities that is not an Oaktree Account.

"*Oaktree Accounts*" means each of the Oaktree Entities, excluding the Oaktree Existing Noteholder Entities.

"*Stone Harbor Accounts*" means each of the Stone Harbor Entities, excluding the Stone Harbor Existing Noteholder Entities.

"*Knowledge*" means (i) with respect to Oaktree Capital Management, L.P., the actual knowledge of Shannon Ward without a duty of inquiry, and (ii) with respect to Stone Harbor Investment Partners LP, the actual knowledge of Adam J. Shapiro without a duty of inquiry, as applicable.

Section 4.02 <u>Representations, Warranties and Covenants of the Company</u>. The Company represents and warrants to the Existing Noteholders that the following statements are true, correct and complete, except as has been previously disclosed in, or incorporated by reference in, (i) the Amended Offering Memorandum or (ii) the SEC Documents (as defined herein) filed with the SEC after January 1, 2008 and prior to the date hereof (excluding any disclosure set forth in any risk factor section thereof and any other disclosures located therein to the extent that they are predictive or forward-looking in nature) (the "*Disclosed Matters*"):

(a) <u>Organization; Powers</u>. Each of the Company and its Restricted Subsidiaries (as such term is defined in the Amended Offering Memorandum, but including for purposes of this Agreement in any event TV One and Reach Media Inc.) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so or be, individually or in the aggregate, could not reasonably be expected to result in a material adverse change to the business, financial position, earnings or results of operations of the Company and its subsidiaries, taken as a whole (it being understood and agreed by the parties that the occurrence of any default or "Event of Default" under the Existing Credit Facility arising directly or indirectly as a result of (i) the Company's failure to comply or alleged failure to comply with (A) its obligations under Sections 5.01(a), 5.02(a) and 6.01(b) of the Existing Credit Facility or (B) its obligations under Section 8 of the Third Amendment and Waiver to the Existing Credit Facility, dated as of March 30, 2010 or (ii) the Company's failure to make the regularly scheduled interest payment on the 2013 Notes that was otherwise due and payable on August 16, 2010 on or before September 15, 2010, shall not be deemed a Material Adverse Effect for purposes of this Agreement (it being further understood and agreed that, solely with respect to clause (A) above, (x) the result of any such default or "Event of Default" may itself be taken into account in determining whether or not a Material Adverse Effect has occurred for such purposes and (y) the foregoing shall not in any way affect the determination of whether any other fact, event or circumstance constitutes a Material Adverse Effect)) (a "*Material Adverse Effect*"), is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

(b) <u>Authorization; Enforceability</u>. The Transactions are within the Company's corporate powers and have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(c) <u>Approvals; No Conflicts</u>. The execution, delivery, and performance by it of this Agreement: (i) do not require any consent or approval of, registration or filing with, or any other action by, any governmental authority (including without limitation the Federal Communications Commission (the "*FCC*")) or any other person or entity, except (A) such as have been obtained or made and are in full force and effect and (B) as required by the Existing Credit Facility, (ii) will not violate any applicable law or the charter, by-laws or other organizational documents of the Company or any of its subsidiaries or any order of any governmental authority with jurisdiction over the Company or such subsidiary, (iii) except with respect to the Existing Credit Facility, will not violate or result in a default (or an event which with notice or lapse of time or both would become a default) under any indenture, loan agreement, material agreement (including any agreement material to the Company's indirect interests in TV One) or other material instrument binding upon the Company or any of its subsidiaries or its assets, or give rise to a right thereunder to require any material payment to be made by the Company or any of its subsidiaries, and (iv) will not result in the creation or imposition of any lien or encumbrance on any asset of the Company or any of its subsidiaries.

(d) <u>Conduct of Business</u>. Subject to the terms and conditions of this Agreement and in accordance with the terms hereof, from the date hereof through the termination of this Agreement in accordance with Section 3.01, the Company agrees that it will operate in the ordinary course of business consistent with past practice and use its commercially reasonable efforts to keep intact the assets, operations and relationships of its business. The Company shall inform the Existing Noteholders immediately about all occurrences which could reasonably be expected to result in a Material Adverse Effect. In addition to, and not in limitation of, the foregoing, the Company hereby covenants and agrees that it shall not, and shall not permit its Restricted Subsidiaries to, without the consent of the Requisite Noteholders (i) incur Indebtedness, as defined in the Amended Offering Memorandum under the heading "Description of Exchange Notes," except for Indebtedness which would be permitted under the Exchange Notes, as described in the Amended Offering Memorandum, if incurred immediately after their issuance or (ii) enter into any agreement for the sale or other disposition of, or sell or dispose of, any assets material to the Company or any of its Restricted Subsidiaries and further agrees that it shall be a material breach of the Company's covenants under this Agreement if TVOne LLC, a Delaware limited liability company ("**TVOne**"), incurs any Indebtedness which would result in a default under the Exchange Notes as described in the Amended Offering Memorandum or sells any assets material to the business of TVOne. The Company represents and warrants that, from June 16, 2010 through the date hereof, it has (i) operated in the ordinary course of business consistent with past practice and used its commercially reasonable efforts to keep intact the assets, operations and relationships of its business and (ii) not permitted its Restricted Subsidiaries to, without the consent of the Required Noteholders (a) incur Indebtedness, as defined in the Amended Offering Memorandum under the heading "Description of Exchange Notes," except for Indebtedness which would be permitted under the Exchange Notes, as described in the Amended Offering Memorandum, if incurred immediately after their issuance or (b) enter into any agreement for the sale or other disposition of, or sell or dispose of, any assets material to the Company or any of its Restricted Subsidiaries and further represents and warrants that from June 16, 2010 through the date hereof, TVOne has not incurred any Indebtedness which would result in a default under the Exchange Notes as described in the Amended Offering Memorandum, or entered into any agreements for the sale or other disposition of, or sold or disposed of, any assets which are material to the business of TVOne.

(e) <u>Affiliate Transactions</u>. The Company represents and warrants that, since April 1, 2010, there have been no transactions, agreements, arrangements or understandings between the Company or its Subsidiaries, or TVOne, on the one hand, and the Company's officers, directors or record or beneficial owners of five percent or more of any class of the voting securities of the Company (or immediate family members of any of the foregoing), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(f) <u>No Undisclosed Liabilities; No Material Adverse Effect</u>. Except as set forth on the audited consolidated balance sheet of the Company as of March 31, 2010 (the "**Balance Sheet**"), the Company does not have any liabilities or obligations (whether absolute, accrued, contingent or otherwise, and whether due or to become due), except for liabilities and obligations (i) incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet, (ii) which would not be required to be disclosed in an audited balance sheet (or in the notes thereto) that is prepared in accordance with GAAP, or (iii) which have not had or could not reasonably be expected to have a Material Adverse Effect. Since March 31, 2010, there has been no change to the business, financial position, earnings or results of operations of the Company and its subsidiaries, taken as a whole, from that reflected in the audited consolidated balance sheet of the Company and related statements of operations, stockholders' equity and cash flows for the year ended March 31, 2010 that has had or could reasonably be expected to result in a Material Adverse Effect.

(g) <u>No Ownership; No Registration</u>. None of the Company or any of its subsidiaries beneficially owns any Existing Notes as of the date hereof and none has entered into any agreement (whether written or oral) to acquire any such Existing Notes or that would otherwise cause any of them to be the beneficial owner of any Existing Notes. Assuming the accuracy of the representations set forth above in Section 4.01, the offer and exchange of the Exchange Notes is not required to be registered under the Securities Act pursuant to the exemption from registration provided by Section 4(2) of the Securities Act and, when issued, such Exchange Notes will be subject to the transfer restrictions of the Securities Act.

(h) <u>Properties</u>.

(i) Each of the Company and its Restricted Subsidiaries has good title to, valid leasehold interests or rights in, all its real and personal property material to its business, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect and except for Liens permitted pursuant to the terms of the Credit Agreement, dated June 13, 2005 (as amended prior to the date hereof and on or following the date hereof in accordance with the Amendment, the "**Existing Credit Facility**"), by and between Wachovia Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, Credit Suisse, Merrill Lynch, Pierce Fenner & Smith Incorporated and Suntrust Bank, as co-documentation agents, Wachovia Capital Markets, LLC and Banc of America Securities LLC, as joint book managers and lead arrangers and the other lenders thereto (the "**Senior Lenders**").

(ii) Each of the Company and its Restricted Subsidiaries owns or possesses adequate right to use all trademarks, tradenames, copyrights, patents and other intellectual property necessary for the conduct of their respective businesses, except as could not reasonably be expected to result in a Material Adverse Effect.

(i) Litigation and Environmental Matters.

(i) There are no actions, suits or proceedings by or before any arbitrator or governmental authority pending against or, to the knowledge of the Company, threatened against or affecting the Company or any of its Restricted Subsidiaries as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect or that would materially and adversely affect the consummation of the Transactions.

(ii) Except with respect to any matter that could not reasonably be expected to result in a Material Adverse Effect, neither the Company nor any of its Restricted Subsidiaries (A) has failed to comply with any Environmental Law (as defined below) or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (B) has become subject to any Environmental Liability (as defined below), (C) has received notice of any claim with respect to any Environmental Liability or (D) has knowledge of any basis for any Environmental Liability.

(iii) For purposes of this Agreement, the term "***Environmental Law***" shall mean all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any court or governmental or regulatory authority, relating in any way to the protection of the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material (defined below) or to the effect of the environment on human health.

(iv) For purposes of this Agreement, the term "***Environmental Liability***" shall mean any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Company or any subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

(v) For purposes of this Agreement, the term "***Hazardous Materials***" shall mean all explosive or radioactive substances or wastes and all hazardous or toxic substances, chemicals, contaminants, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

(j) Compliance with Laws and Agreements. Each of the Company and its subsidiaries is in compliance with all laws, rules and regulations applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to be in compliance could not reasonably be expected to result in a Material Adverse Effect.

(k) Investment and Holding Company Status. Neither the Company nor any of its subsidiaries is, or after receipt of payment of the Exchange Notes will be, an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

(l) Taxes. Each of the Company and its Restricted Subsidiaries has timely filed or caused to be filed all tax returns and reports required to have been filed and has paid or caused to be paid all taxes required to have been paid by it, except (a) taxes that are being contested in good faith by appropriate proceedings and for which the Company or such Restricted Subsidiary, as applicable, has set aside on its books adequate reserves in accordance with GAAP (as defined below) or (b) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect. There are no liens or encumbrances for taxes (except for statutory liens for taxes that have not become due) on the assets of the Company or any of the subsidiaries.

(m) <u>ERISA</u>.

(i) Except as could not reasonably be expected to result in a Material Adverse Effect, the Company and each ERISA Affiliate (as defined below) has complied in all material respects with the Employee Retirement Income Security Act of 1974, as amended from time to time, ("***ERISA***") and where applicable, the Internal Revenue Code of 1986, as amended from time to time, (the "***Code***").

(ii) Except as could not reasonably be expected to result in a Material Adverse Effect, each employee pension benefit plan, as defined in Section 3(2) of ERISA, ("***Plan***"), other than any multiemployer plan as defined in Section 4001(a) of ERISA (a "***Multiemployer Plan***"), is and has been, maintained in substantial compliance with ERISA and, where applicable, the Code.

(iii) Except as could not reasonably be expected to result in a material liability to the Company, each Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter or opinion letter, as applicable, from the Internal Revenue Service or an application for such letter is currently being processed by the Internal Revenue Service, and to the knowledge of the Company and its ERISA Affiliates, nothing has occurred to prevent, or cause the loss of, such qualification.

(iv) Except as could not reasonably be expected to result in a Material Adverse Effect, no liability to the Pension Benefit Guaranty Corporation (other than for the payment of current premiums which are not past due) or the Internal Revenue Service by the Company or any ERISA Affiliate has been or is expected by the Company or any ERISA Affiliate to be incurred with respect to any Plan.

(v) Except as could not reasonably be expected to result in a Material Adverse Effect, there are no actions, suits or claims pending (other than for routine benefits) against the Company, any ERISA Affiliate or a Plan, or with respect to a Plan asset.

(vi) No ERISA Event (as defined below) has occurred or is reasonably expected to occur with respect to any Plan that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect.

(vii) Except as could not reasonably be expected to result in a Material Adverse Effect, full payment when due has been made of all amounts which the Company or any ERISA Affiliate is required under the terms of each Plan or applicable law to have paid as contributions to such Plan as of the date hereof, and no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to any Plan.

(viii) Neither the Company nor, for the purposes of (i) and (ii) below, any ERISA Affiliate sponsors, maintains or contributes to, or has at any time in the six-year period preceding the date hereof sponsored, maintained or contributed to, any (i) Plan that is subject to Title IV of ERISA, (ii) Multiemployer Plan, (iii) or any broad based plan that provides post-retirement health benefits (other than those required by Section 601 of ERISA or Section 4980B of the Code).

(ix) For purposes of this Agreement, the term "***ERISA Affiliate***" means any trade or business (whether or not incorporated) that, together with the Company, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

(x) For purposes of this Agreement, an "***ERISA Event***" means, with respect to the Company or any subsidiary, (a) any "reportable event", as defined in Section 4043(c) of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30 day notice period is waived); (b) the existence with respect to any Plan of an "accumulated funding deficiency" (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the failure to make by its due date a required installment under Section 412(m) of the Code with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan; (d) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (e) the incurrence by the Company or an ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan; (f) the withdrawal of the Company or any ERISA Affiliate from a Plan during a plan year in which it was a "substantial employer" as defined in section 4001(a)(2) of ERISA; (g) the filing of a notice of intent to terminate a Plan or the treatment of a Plan amendment as a termination under Section 4041 of ERISA; (h) the receipt by the Company or any ERISA Affiliate from the Pension Benefit Guaranty Corporation or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (i) the incurrence by the Company or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; (j) the receipt by the Company or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Company or any ERISA Affiliate of any notice, concerning the imposition of to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA; (k) the "substantial cessation of operations" within the meaning of Section 4062 (e) of ERISA with respect to a Plan; (l) any other event or condition which might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan; (m) the making of any amendment to any Plan which would result in the imposition of a lien or the posting of a bond or other security; or (n) the occurrence of a nonexempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could reasonably be expected to result in liability to the Company or any ERISA Affiliate.

(n) <u>Disclosure</u>. The Amended Offering Memorandum, as of its date, did not contain and, as amended or supplemented prior to the Settlement Date, if applicable, will not, as of the Settlement Date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Since January 1, 2008, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Exchange Act (all of the foregoing filed prior to the date hereof or prior to the Settlement Date, and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein are hereinafter collectively referred to as the "***SEC Documents***"). As of their respective dates, the SEC Documents filed prior to the date of this Agreement complied, and each SEC Document filed after the date hereof and prior to the Settlement Date will comply, in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and the SEC Documents filed prior to the date hereof did not at the time they were filed with the SEC, and each SEC Document filed subsequent to the date hereof and prior to the Settlement Date will not at the time of filing with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included or to be included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("***GAAP***"), consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements), and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). The Company will not disclose any material non-public information to any Existing Noteholder after the date hereof, and the Company confirms that as of the date hereof, it has not disclosed to any Existing Noteholder any material information that is not included in the Amended Offering Memorandum (in the form attached hereto) and any material non-public information included in the Amended Offering Memorandum will be filed with the SEC prior to or simultaneously with the launch of the Amended Offers.

(o) <u>Possession of Necessary Authorizations</u>.

(i) Each of the Company and the Restricted Subsidiaries possesses all Necessary Authorizations (as defined below) (or rights thereto) used or to be used in its business as presently conducted or necessary to permit it to own its properties and to conduct its business as presently conducted except to the extent the failure to so possess could not reasonably be expected to have a Material Adverse Effect, free and clear of all Liens other than those permitted under the Existing Credit Facility.

(ii) None of the Company or any of the Restricted Subsidiaries is in violation of any Necessary Authorization, and no event has occurred which permits, or after notice or lapse of time or both would permit, the revocation or termination of any Necessary Authorization or right, except to the extent such violation, event, revocation or termination could not reasonably be expected to have a Material Adverse Effect. The Necessary Authorizations for the radio stations operated to broadcast commercial radio programming over radio signals within a specified geographic area (each a "***Station***") owned by the Company or any of its Restricted Subsidiaries are valid and in full force and effect and are unimpaired by any act, omission or condition, in each case, except as could not reasonably be expected to have a Material Adverse Effect.

(iii) The Company and the Restricted Subsidiaries have timely filed all applications for renewal or extension of all Necessary Authorizations, except to the extent that the failure to so file could not reasonably be expected to have a Material Adverse Effect.

(iv) Except for actions or proceedings (a) affecting the broadcasting or media industries generally or (b) which could not reasonably be expected to have a Material Adverse Effect, no petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, orders to show cause, complaint or proceeding is pending or, to the knowledge of the Company, threatened before the FCC or any other forum or agency with respect to any of the Company or the Restricted Subsidiaries or any of their Stations or seeking to revoke, cancel, suspend or modify any of the Necessary Authorizations.

(v) To the Company's knowledge there is no fact that is reasonably likely to result in the denial of an application for renewal, or the revocation, modification, nonrenewal or suspension of any of the Necessary Authorizations, or the issuance of a cease-and-desist order, or the imposition of any administrative or judicial sanction with respect to any Stations owned by the Company or any Restricted Subsidiary, which could reasonably be expected to have a Material Adverse Effect.

(vi) For purposes of this Agreement, "***Necessary Authorization***" means any license, consent or order from, or any filing, recording or registration with, any governmental authority (including, without limitation, the FCC) necessary to the conduct of any of the Company or the Restricted Subsidiaries' business or for the ownership, maintenance and operation by any of the Company or the Restricted Subsidiaries of their respective Stations and other properties or to the performance by any of the Company or the Restricted Subsidiaries of their respective obligations under any time brokerage agreement, local marketing agreement, local market affiliation agreement, joint sales agreement, joint operating agreement or joint operating venture for the operation of a Station or related or similar agreements entered into, directly or indirectly, to which it is a party.

(p) <u>License Subsidiaries</u>. All radio broadcast service, community antenna relay service, broadcast auxiliary license, earth station registration, business radio, microwave or special safety radio service license issued by the FCC pursuant to the Communications Act of 1934 as amended from time to time (each an "***FCC License***") and other authorizations issued by the FCC relating to the Company and the Restricted Subsidiaries' Stations are held by a wholly owned Restricted Subsidiary of the Company organized by the Company for the sole purpose of holding FCC Licenses, other Necessary Authorizations, and certain operating agreements and other assets incidental thereto (each a "***License Subsidiary***"). No License Subsidiary (i) owns or holds any assets (including the ownership of stock or any other interest in any entity) other than operating agreements and FCC Licenses and all other filings, recordings and registrations with, and all validations or exemptions, approvals, orders, authorizations, consents, licenses, certificates and permits from, the FCC and other governmental authorities ("***Authorizations***") issued by the FCC related to such Stations, (ii) is engaged in any business other than the holding, acquisition and maintenance of FCC Licenses and other Authorizations issued by the FCC, (iii) has any investments in any other entity other than the Company or a subsidiary of the Company or (iv) owes any indebtedness (other than guarantees of the 2011 Notes and the 2013 Notes and the obligations under the Existing Credit Facility) to any person or entity other than the Company or a Restricted Subsidiary. ROCH (i) neither owns nor holds any assets (including the ownership of stock or any other interest in any entity) other than the Company's interests in TV One, (ii) is engaged in no business other than the holding of the Company's interests in TV One, and (iii) owes no indebtedness for borrowed money (other than guarantees of the 2011 Notes and the 2013 Notes and the obligations under the Existing Credit Facility).

(q) <u>Capital Stock Matters; Subsidiaries</u>. There are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options granted to employees, independent contractors or directors and directors' qualifying shares) of any nature relating to, or equity or debt securities convertible into or exchangeable for, any capital stock of the Company (to the extent such subscriptions, options, warrants, calls, rights or other agreements or commitments are offered by the Company) or any Restricted Subsidiary, except as created by the Existing Credit Facility and the documents related thereto. The Company does not own any equity interest in or control, directly or indirectly, any corporation, association or other entity other than those listed on <u>Schedule 1</u> hereto.

(r) <u>Solvency</u>. Each of the Company and the Restricted Subsidiaries will be, after giving effect to the Transactions, Solvent. As used herein, the term "***Solvent***" means, with respect to the Company and the Restricted Subsidiaries, taken as a whole, on a particular date, that on such date: (i) the fair market value of their assets (calculated on a going concern basis) is greater than the total amount of their liabilities (including contingent liabilities); (ii) they are able to realize upon their assets and pay their debts and other liabilities, including contingent obligations, as they mature; and (iii) they do not have unreasonably small capital.

(s) <u>Insurance</u>. Each of the Company and its Restricted Subsidiaries is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which it is engaged; and none of the Company or any of its Restricted Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other material expenditures will have to be made in order to continue such insurance.

(t) <u>Fees</u>. The aggregate amount of all up-front, arrangement, underwriting and similar fees and other one-time fees (excluding any original issue discount (or one-time fees payable or paid in lieu thereof) and/or professional fees or expenses) payable to the lenders party to the Existing Credit Facility upon the consummation of the transactions contemplated by the Credit Amendment Documents shall not exceed $3.5 million in the aggregate.

5. <u>Miscellaneous Matters</u>.

Section 5.01 <u>Specific Performance</u>. It is understood and agreed by each of the parties hereto that money damages would not be a sufficient remedy for any material breach of this Agreement by any party and each non-breaching party shall be entitled to specific performance and injunctive relief or other equitable relief as a remedy for any such breach. This provision is without prejudice to any other rights or remedies, whether at law or in equity, that any party hereto may have against any other party hereto for any failure to perform its obligations under this Agreement.

Section 5.02 <u>Entire Agreement and Severability</u>. This Agreement (including the Schedules and Exhibits hereto) constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, including without limitation the confidentiality agreements executed by each of the Existing Noteholders in connection with these discussions other than (i) those provisions of the Original Support Agreement which expressly survived termination thereof, except to the extent specifically modified or deleted pursuant to Section 1.01 hereof and (ii) the prior written agreements of the Company to pay certain fees and expenses of the Existing Noteholders' professionals. If any provision of this Agreement or the application of any such provision to any person, entity or circumstance is held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein and there had been contained herein instead such valid, legal and enforceable provisions as would most nearly accomplish the intent and purpose of such invalid, illegal or unenforceable provision.

Section 5.03 <u>Amendments</u>. This Agreement may not be amended except by an instrument in writing signed by the Company and each Existing Noteholder.

Section 5.04 <u>Successors and Assigns</u>. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors. Except as permitted in Section 1.03, none of the parties hereto may assign any of their rights and obligations under this Agreement without the prior written consent of the other parties.

Section 5.05 <u>Third Party Beneficiaries</u>. The parties intend that there shall be no third party beneficiaries of or to this Agreement, and nothing in this Agreement, express or implied, shall give to any person or entity, other than the parties hereto or any successor, any benefit or any legal or equitable right, remedy, or claim under this Agreement.

Section 5.06 <u>Notices</u>. Any notice required or desired to be served, given or delivered under this Agreement shall be in writing, and shall be deemed to have been validly served, given or delivered to the person set forth below (a) if sent by registered or certified mail in the United States, return receipt requested, upon actual receipt; (b) if sent by reputable overnight air courier (such as United Parcel Service or Federal Express), one (1) business day after being so sent; (c) if sent by telecopy or facsimile transmission (and receipt is confirmed), when transmitted at or before 5:00 p.m. local time at the location of receipt on a business day, and if received after 5:00 p.m. or on a day other than a business day, on the next following business day, but only if also sent by reputable overnight air courier within one (1) business day following transmission; or (d) if otherwise actually personally delivered, when so delivered, in the case of any of the preceding clauses, as follows:

(a)   if to the Company, to:

Radio One, Inc.

5900 Princess Garden Parkway, 5th Floor

Lanham, MD 20706

Attention: Kristopher Simpson

Facsimile: (301) 306-9638

with a copy to:

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, IL 60654

Attention: Dennis M. Myers, P.C.

Kevin L. Morris

Facsimile: (312) 862-2200

(b)   if to the Existing Noteholders, to:

the Existing Noteholders at the addresses set forth on the signature pages hereto or as otherwise provided in writing to the Company.

with a copy to:

Vinson & Elkins L.L.P.

666 Fifth Avenue, 26th Floor

New York, NY 10103-0040

Attention: Jane Vris

Facsimile: (917) 849-5387

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party.

Section 5.07 <u>Headings</u>. The headings of this Agreement are for reference only and shall not limit or otherwise affect the meaning hereof.

Section 5.08 <u>Confidentiality</u>. The Existing Noteholders and the Company agree to maintain the confidentiality of the identity and the amount of Existing Notes owned by the Existing Noteholders; <u>provided</u>, <u>however</u>, that such information may be disclosed: (a) to the Company's respective directors, trustees, executives, officers, auditors, and employees and financial and legal advisors or other agents, on a need to know basis, (collectively referred to herein as the "***Representatives***" and individually as a "***Representative***") and (b) to parties in response to, and to the extent required by, (i) any subpoena, or other legal or regulatory process, or (ii) any governmental entity. If the Company or its Representatives receive a subpoena or other legal or regulatory process as referred to in clause (b)(i) above, then the Company shall provide the Existing Noteholders with prompt written notice of any such request or requirement, to the extent permissible and practicable under the circumstances, so that the Existing Noteholders may (at the Company's expense) seek a protective order or other appropriate remedy or waiver of compliance with the provisions of this Agreement.

Notwithstanding the provisions in this section, the Company may disclose the existence of and nature of the agreement to tender evidenced by this Agreement in any public disclosure or filing (including, without limitation, press releases, Exchange Act filings and the court materials) produced by the Company at the discretion of the Company, provided that in the context of any such public disclosure, with respect to ownership amounts, only the aggregate ownership of the Existing Notes may be disclosed. Notwithstanding the foregoing, nothing in this Agreement shall obligate the Company to make any public disclosure of this Agreement.

Section 5.09 <u>Governing Law; Jurisdiction; Waiver of Jury Trial</u>.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to internal conflicts of law principles that may apply to this Agreement in any other jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally submits to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from either thereof, but solely in any action or proceedings arising out of or relating to this Agreement or the Transactions. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the Transaction.

Section 5.10 <u>Several, Not Joint, Obligations</u>. The agreements, representations, liabilities and obligations of the parties under this Agreement are, in all respects, several and not joint and in no event shall any Existing Noteholder have any liability on account of the actions or omissions or statements or misstatements of any other Existing Noteholder.

Section 5.11 <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed in facsimile form or in portable document format (pdf).

Section 5.12 <u>Professional Advice Obtained</u>. Each of the parties hereto has received independent legal and professional advice from advisors of its choice with respect to the provisions hereof and the advisability of entering into the agreements set forth herein. Prior to the execution hereof, each of the parties hereto and their applicable advisors reviewed this Agreement and the Exhibits hereto.

Section 5.13 <u>Further Assurances</u>. The parties hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver such other agreements, certificates, instruments and documents as any other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby in accordance with the terms and conditions hereof.

Section 5.14 <u>Costs, Fees and Expenses; Indemnification; Limitation on Damages</u>.

(a) The Company agrees to pay and reimburse the Existing Noteholders for the reasonable, documented out-of-pocket fees, costs and expenses of their advisors on the terms previously agreed to by the Company in writing regardless of whether all or any part of the Transactions are consummated, except to the extent provided otherwise in such terms previously agreed to by the Company.

(b) The Company agrees to indemnify and hold harmless each Existing Noteholder, and each of its affiliates and each of its and its affiliates' respective officers, directors, partners, shareholders, members, trustees, controlling persons, employees, agents, advisors, attorneys and representatives (each, an "***Indemnified Party***") from and against any and all reasonable, documented out-of-pocket costs and expenses (including, without limitation, reasonable and documented fees and disbursements of outside counsel), that may be incurred by any Indemnified Party in defending any claims by any third party (it being understood that claims asserted on behalf of the Company or its estate or by any successor or assign, whether through a litigation trust or similar vehicle, a trustee, a committee or other parties, are considered third parties for this section) arising out of or in connection with or relating to this Agreement, or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Party is a party thereto, and shall reimburse each Indemnified Party upon demand for all reasonable and documented out-of-pocket legal and other expenses incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any third party lawsuit, investigation, claim or other proceeding relating to any of the foregoing (but also including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein), irrespective of whether the transactions contemplated hereby are consummated, except to the extent (i) such cost or expense arises in connection with or as a result of any dispute, disagreement, claim, litigation, investigation or proceeding between or among the Existing Noteholders or the Existing Noteholders and the Company or any of its affiliates (other than in connection with the enforcement of the indemnification obligations set forth herein and other than in connection with third party actions as described above) or (ii) such cost or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from an Indemnified Party's bad faith, gross negligence or willful misconduct or from such Indemnified Party's breach of this Agreement; <u>provided</u>, that the Company shall not have to reimburse the legal fees and expenses of more than one outside counsel (and any local counsel) for all Indemnified Parties with respect to any specific matter for which indemnification is sought unless, as reasonably determined by any such Indemnified Person's counsel, representation of all such Indemnified Persons would create an actual or potential conflict of interest.

(c) Neither the Company nor any of its affiliates shall have any liability for any settlement of any lawsuit, claim or other proceeding arising out of this Agreement or the transactions contemplated hereby if such settlement is entered into without the prior written consent of the Company, not to be unreasonably withheld.

Section 5.15 <u>Construction</u>. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. As used herein, "knowledge of the Company" and the "Company's knowledge" means the actual knowledge of Peter Thompson and Kristopher Simpson.

Section 5.16 <u>Time of Essence</u>. Time is of the essence with respect to all provisions of this Agreement.

* * * * *

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first written above.

RADIO ONE, INC.

By:
Name:
Its:

SA - 18

[NOTEHOLDER SIGNATURE PAGES CONTAINED IN A SEPARATE FILE]

SCHEDULE 1

Company Subsidiaries

Bell Broadcasting Company, a Michigan corporation
Blue Chip Broadcasting Licenses, Ltd., an Ohio limited liability company
Blue Chip Broadcasting, Ltd., an Ohio limited liability company
Charlotte Broadcasting, LLC, a Delaware limited liability company
Community Connect Inc., a Delaware corporation
Community Connect, LLC, a Delaware limited liability company
Distribution One, LLC, a Delaware limited liability company
Hawes-Saunders Broadcast Properties, Inc., a Delaware corporation
Interactive One, Inc., a Delaware corporation
Interactive One, LLC, a Delaware limited liability company
New Mableton Broadcasting Corporation, a Delaware corporation
Radio One Cable Holdings, Inc., a Delaware corporation
Radio One Distribution Holdings, LLC, a Delaware limited liability company
Radio One Licenses, LLC, a Delaware limited liability company
Radio One Media Holdings, LLC, a Delaware limited liability company
Radio One of Atlanta, LLC, a Delaware limited liability company
Radio One of Boston Licenses, LLC, a Delaware limited liability company
Radio One of Boston, Inc., a Delaware corporation
Radio One of Charlotte, LLC, a Delaware limited liability company
Radio One of Detroit, LLC, a Delaware limited liability company
Radio One of Indiana, L.P., a Delaware limited partnership
Radio One of Indiana, LLC, a Delaware limited liability company
Radio One of North Carolina, LLC, a Delaware limited liability company
Radio One of Texas II, LLC, a Delaware limited liability company
Reach Media, Inc., a Delaware corporation
ROA Licenses, LLC, a Delaware limited liability company
Satellite One, L.L.C., a Delaware limited liability company
TV One, LLC, a Delaware limited liability company

EXHIBIT A

Amended Offering Memorandum

EXHIBIT B

<u>Joinder</u>

EXHIBIT C

Credit Amendment Documents

EXHIBIT D

<u>Registration Rights Agreement</u>

NEWS RELEASE

November 8, 2010   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638
Washington, DC

RADIO ONE, INC. ANNOUNCES TERMS OF ITS AMENDED EXCHANGE OFFER AND CREDIT AGREEMENT AMENDMENT

Washington, DC: - Radio One, Inc. (the "Company" or "Radio One") (NASDAQ: ROIAK and ROIA) today announced the amended terms of its pending exchange offer that is designed to refinance substantially all of its existing indebtedness under its $8^7/_8$% Senior Subordinated Notes due 2011 (the "2011 Notes") and its $6^3/_8$% Senior Subordinated Notes due 2013 (the "2013 Notes" and together with the 2011 Notes, the "Existing Notes"). The Company also announced terms of a proposed comprehensive amendment to its existing senior secured credit facility (the "Credit Facility"). Key terms of these transactions include:

- An amended exchange offer (the "Amended Exchange Offer") pursuant to an Amended and Restated Exchange Offer and Consent Solicitation Statement and Offering Memorandum, dated as of November 5, 2010 (the "Amended Offering Memorandum") to offer: (i) $1,000 principal amount of the Company's new 12.5%/15.0% Senior Subordinated Notes due 2016 (the "Exchange Notes") in exchange for each $1,000 in principal amount of the 2011 Notes; and (ii) $950 principal amount of Exchange Notes in exchange for each $1,000 principal amount of the 2013 Notes, along with a concurrent consent solicitation to amend the indentures governing the Existing Notes to delete substantially all of the covenants contained therein. The terms of the Exchange Notes have been amended to provide for, among other things, (i) a maturity of sixty-six months after initial issuance, (ii) interest to accrue at a rate of 12.5% per annum if paid in cash (or 15.0% per annum if paid partially in cash and partially through the issuance of additional Exchange Notes, if the Company so elects through May 15, 2012) and (iii) that such Exchange Notes will only be subordinated in right of payment to borrowings of up to a maximum of $415 million and any other obligations under the Company's Credit Facility.

- An amendment (the "Credit Facility Amendment") to the Credit Facility that will, among other things: (i) establish new financial covenant levels; (ii) permit the Amended Exchange Offer and the payment of interest on the 2013 Notes that was otherwise due and payable on August 16, 2010; (iii) waive any existing default or event of default that may have arisen under the Credit Facility prior to the effectiveness of the Credit Facility Amendment; (iv) replace $323.0 million of outstanding revolving loans with a new term loan; (v) provide revolving credit borrowings of up to $20.0 million that the Company can utilize for working capital and general corporate purposes and an additional $18.8 million that can only be used for certain specified purposes, in each case subject to certain conditions and limitations; and (vi) effect other amendments to permit the Amended Exchange Offer to occur in accordance with the terms set forth in the Amended Offering Memorandum.

The Company has negotiated the terms of the Credit Facility Amendment with Wells Fargo Bank, N.A. (successor by merger to Wachovia Bank, National Association), as administrative agent (the "Agent"). To be effective, the Credit Facility Amendment must be approved by financial institutions holding the majority of outstanding loans and commitments. The effectiveness of the Credit Facility Amendment is also conditioned on the completion of the Amended Exchange Offer. Furthermore, the Company will not complete the Amended Exchange Offer or issue the Exchange Notes in respect of the Existing Notes unless either prior to or concurrently therewith the Credit Facility Amendment has been entered into by the requisite parties. Thus, the transactions are conditional upon one another.

The Company has entered into a Support Agreement (the "Support Agreement") with certain holders of Existing Notes, who collectively represent approximately 86.8% of the aggregate principal amount of the outstanding Existing Notes with approximately 84.7% of the aggregate principal amount of the outstanding 2011 Notes and approximately 87.9% of the aggregate principal amount of the outstanding 2013 Notes, pursuant to which such holders agreed, subject to the terms and conditions set forth therein, to tender all of their Existing Notes into the Amended Exchange Offer (and thereby provide their consents in the consent solicitation). The previously announced Support and Backstop Agreement, dated June 16, 2010, terminated in accordance with its terms on September 1, 2010.

In the event the Amended Exchange Offer is successfully completed, the Company anticipates the payment blockage notice previously delivered by the Agent to the trustee under the indenture relating to the 2013 Notes will be terminated and the Company will be permitted to pay the interest that was due on August 16, 2010 to holders of the 2013 Notes. Holders of 2013 Notes who tender their notes in the Amended Exchange Offer will receive such overdue interest on the Settlement Date.

The completion of the Amended Exchange Offer is subject to a number of conditions (the "Offer Conditions"), including a minimum tender condition that (i) at least 95% of the combined aggregate principal amount outstanding of the 2011 Notes and the 2013 Notes be validly tendered and not withdrawn and (ii) at least 95% in aggregate principal amount of the 2011 Notes be validly tendered and not withdrawn (the "Minimum Tender Condition"). The Offer Conditions also require that all conditions to entry into the Credit Facility Amendment are concurrently satisfied or waived and continue to be satisfied or waived until the Settlement Date (as described below). Under the terms of the Support Agreement, the Company is required to obtain the consent of holders representing at least 50% of the aggregate principal amount of Existing Notes held or controlled by parties to the Support Agreement before amending, modifying or waiving any of the Offer Conditions, including the Minimum Tender Condition. As of 5:00 p.m., New York City time, on November 5, 2010, approximately 92% of the combined aggregate principal amount outstanding of the 2011 Notes and the 2013 Notes, including approximately 78% of the 2011 Notes, had been validly tendered into the exchange offer and not withdrawn.

The Amended Exchange Offer provides limited withdrawal rights. Tenders of Existing Notes and related consents made at any time prior to 5:00 p.m., New York City time, on November 5, 2010 may be withdrawn at any time prior to 5:00 p.m., New York City time, on November 12, 2010, but not thereafter. Tenders of Existing Notes and related consents made at any time after 5:00 p.m., New York City time, on November 5, 2010 may not be withdrawn.

The Amended Exchange Offer is only made, and copies of the offering documents will only be made available, to holders of Existing Notes that have certified certain matters to the Company, including their status as a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act or as a "non-U.S. Person" within the meaning of the Securities Act (together, "eligible holders"). BNY Mellon Shareowner Services is acting as exchange agent and information agent and may be contacted at (800) 777-3674 or (201) 680-6579.

The Amended Exchange Offer will expire at 5:00 p.m., New York City time, on November 19, 2010, unless extended by the Company, which time is the "Expiration Time." The "Settlement Date" will be a date promptly following the Expiration Time, assuming the Offer Conditions continue to be satisfied or waived.

The Company also filed a Current Report on Form 8-K which provides additional detail on the transactions summarized in this press release. A copy of the Current Report on Form 8-K can be found on the Company's website at www.radio-one.com. In the Investor Relations section of the website, the Company makes available free of charge its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such material is made available through the Company's website as soon as reasonably practicable after it electronically files the material with, or furnishes it to, the U.S. Securities and Exchange Commission (the "SEC"). The information contained on the Company's website does not constitute part of this press release.

The new securities issued pursuant to the amended exchange offer have not been registered under the Securities Act or any state securities laws. Therefore, the new securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

This press release does not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities. The offer is being made only pursuant to an offering memorandum and related offering materials and only to such persons and in such jurisdictions as is permitted under applicable law.

Cautionary Information Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements represent management's current expectations and are based upon information available to the Company at the time of this press release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K/A, 10-Q/A and 10-Q and other filings with the SEC.

Radio One, Inc. (http://www.radio-one.com/) is a diversified media company that primarily targets African-American and urban consumers. The Company is one of the nation's largest radio broadcasting companies, currently owning 53 broadcast stations located in 16 urban markets in the United States. As a part of its core broadcasting business, Radio One operates syndicated programming including the Russ Parr Morning Show, the Yolanda Adams Morning Show, the Rickey Smiley Morning Show, CoCo Brother Live, CoCo Brother's "Spirit" program, Bishop T.D. Jakes' "Empowering Moments", the Reverend Al Sharpton Show, and the Warren Ballentine Show. The Company also owns a controlling interest in Reach Media, Inc. (http://www.blackamericaweb.com/), owner of the Tom Joyner Morning Show and other businesses associated with Tom Joyner. Beyond its core radio broadcasting business, Radio One owns Interactive One (http://www.interactiveone.com/), an online platform serving the African-American community through social content, news, information, and entertainment, which operates a number of branded sites, including News One, UrbanDaily, HelloBeautiful, Community Connect Inc. (http://www.communityconnect.com/), an online social networking company, which operates a number of branded websites, including BlackPlanet, MiGente, and Asian Avenue and an interest in TV One, LLC (http://www.tvoneonline.com/), a cable/satellite network programming primarily to African-Americans.

SOURCE Radio One, Inc.